December 5, 2007

Mail Stop 4561

*By U.S. Mail and facsimile to (301) 592-6157*

Charles A. Ledsinger, Jr.
Vice Chairman and Chief Executive Officer
Choice Hotels International, Inc.
10750 Columbia Pike
Silver Spring, Maryland  20901

> **Re:**   **Choice Hotels International, Inc.**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 001-13393**

Dear Mr. Ledsinger:

We have reviewed your response letter dated November 9, 2007, and have the following comments.  Please respond to our comments by December 19, 2007, or tell us by that time when you will provide us with a response.  If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply.  We welcome any questions you may have about our comments or any other aspect of our review.

1. We have reviewed your response to comment no. 3 and reissue the comment.  Please revise your disclosure in future filings to identify all the component companies of the survey data, including "non-customized" surveys, if you are benchmarking to them.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

2. We note your response to comment no. 7.  Please disclose your performance targets, or if you intend to exclude these targets, provide on a supplemental basis a detailed explanation of why you believe disclosure of the targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b).

Please contact me at (202) 551-3401 with any questions.

Sincerely,


Jennifer Gowetski
Attorney-Advisor

cc:　　Bret Limage *(via facsimile)*